Exhibit (d)(7)

NON-COMPETITION AND NON-SOLICITATION AGREEMENT

THIS NON-COMPETITION AND NON-SOLICITATION AGREEMENT (this “Agreement”) is entered into as of December     , 2013, by and between M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation and/or its assigns (“Purchaser”), Mindspeed Technologies, Inc. (“Mindspeed”) and Preetinder Virk, (“Virk”) a current employee, executive officer and shareholder of Mindspeed Technologies, Inc. The parties agree that this Agreement is contingent upon the closing of the Transaction (defined below) and that the terms herein shall be null and void in the event that the Transaction fails to close.

RECITALS

A. Purchaser, Mindspeed and the other parties listed therein are parties to that certain Agreement and Plan of Merger dated as of November 5, 2013 (the “Acquisition Agreement”), pursuant to which Purchaser currently intends to acquire Mindspeed and Mindspeed currently intends become a subsidiary of Purchaser upon the closing of the Acquisition (the transactions contemplated by the Acquisition Agreement are referred to hereinafter as the “Transaction”).

B. Virk and Mindspeed are currently parties to Virk’s employment agreement, dated February 12, 2013 (the “Mindspeed Employment Agreement”).

C. Mindspeed is, and following the Closing, Purchaser, Mindspeed and their Affiliates will be or will continue to be, engaged in the business of designing, developing, manufacturing, testing, marketing, licensing and/or selling integrated circuits, related software and technology, and other semiconductor solutions for communications applications in wireline and wireless network infrastructure equipment, including fixed and mobile broadband access networks, fixed and mobile enterprise networks and fixed and mobile metropolitan and wide area networks (the “Business”).

D. Virk currently owns or controls (i) certain shares of the common stock of Mindspeed, a portion of which are currently unvested restricted stock awards, (ii) an unvested performance share award for shares of Mindspeed common stock, and (iii) certain options to purchase common stock of Mindspeed, a portion of which are currently unvested. It is contemplated that (A) the performance share award described above will terminate by its terms upon the closing of the Transaction and thereafter be null and void, and (B) any other unvested awards listed above will be accelerated and vested in full by action of the board of directors of Mindspeed as of immediately prior to the closing of the Transaction, that Virk will exercise any vested stock options he wishes to as of immediately prior to the closing of the Transaction, and that Purchaser will buy, at the price per share paid for Mindspeed common stock pursuant to the Acquisition Agreement, any outstanding shares of Mindspeed common stock Virk owns as of the closing date of the Transaction whether resulting from the acceleration and exercise his of above-noted awards or otherwise in exchange for his tender and sale of all such stock to Purchaser in the Transaction.

E. In addition to the valuable consideration that Virk will receive in exchange for his sale of Mindspeed stock in the Transaction, Purchaser intends to provide Virk with the additional consideration specified below as part of the Transaction in exchange for Virk’s agreement to the noncompetition and nonsolicitation covenants contains in this Agreement.

F. In order to protect the goodwill of Mindspeed, and with the intent of inducing Purchaser to consummate the Transaction in reliance on his promises herein, Virk has agreed to the restrictive covenants and other terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and to induce Purchaser to consummate the Transaction and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Virk, Purchaser and Mindspeed hereby covenant and agree as follows:

1. Defined Terms. Capitalized terms used but not defined herein shall have the meanings given to them in the Acquisition Agreement. As used herein, the following terms have the following meanings:

(a) “Affiliate” means, with respect to any Person, any Person that controls, is controlled by or is under common control with, such Person. A Person will be presumed to have control when it possesses the power, directly or indirectly, to direct, or cause the direction of, the management or policies of another Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, following the closing of the Transaction (“Closing”), Purchaser and Mindspeed will be Affiliates.

(b) “Business Area” as used herein means any geographic area where Mindspeed and/or Purchaser had conducted, conducts, or is actively engaged in pursuing, the Business as of immediately prior to Closing, or in which Mindspeed or any of its Affiliates conducts or is actively engaged in pursuing, the Business at any time during the Restricted Period (as defined below).

(c) “Competitor” as used herein, means any Person that competes directly or indirectly, including through an Affiliate, with Mindspeed, Purchaser or any of their Affiliates with respect to the Business.

2. Additional Consideration. As part of the Transaction and as additional consideration for Virk’s agreement to the terms of this Agreement, Purchaser shall pay to Virk the amount of Six Hundred Thirty Thousand Dollars ($630,000.00), less applicable taxes and withholdings, within fourteen (14) days following the Closing of the Transaction pursuant to the Acquisition Agreement.

3. Release. This Agreement supersedes any and all prior representations and agreements made to or with Virk by Mindspeed, Purchaser, or any of their respective successors, predecessors, affiliates, assigns, employees or agents, whether written or oral, including, but not limited to, the Mindspeed Employment Agreement. By executing this Agreement, Virk agrees that all other agreements by and between Virk, Mindspeed, Purchaser and any of their Affiliates, as well as their current and former insurers, directors, officers, agents, shareholders, employees, attorneys, agents, representatives, insurance carriers, predecessors, successors, and assigns (collectively, the “Releasees”) are terminated as of the date of this Agreement. Virk further agrees that upon execution of this Agreement, and for and in consideration of this Agreement and the consideration provided to Virk in exchange for his ownership interest in Mindspeed in connection with the Transaction, that Virk hereby releases, waives, and forever discharges the Releasees from any and all claims, demands, obligations, actions, liabilities, or defenses, whether known or unknown, from the beginning of time through and to the date of this Agreement, including, but not limited to those relating to Virk’s employment at Mindspeed, whether such claims arise from common law, statute, regulation, or contract, including but not limited to any claims based on breach of contract, ownership rights, shareholder rights, rights to receive option grants, dividend rights, defamation, emotional distress, harassment, retaliation, or discrimination, including but not limited to any claims based on the Mindspeed Employment Agreement, including any claim that Good Reason exists to terminate Virk’s employment pursuant to the Mindspeed Employment Agreement or for any entitlement to further compensation, severance or other payments or benefits pursuant to the Mindspeed Employment Agreement or otherwise. Notwithstanding the foregoing, this paragraph shall not be deemed to terminate, nor to release any claims arising from, (i) this Agreement, (ii) that certain Employee Confidentiality and Invention Assignment Agreement entered into between Virk and M/A-COM Technology Solutions Inc. (“MACOM”), dated on or about the date hereof, (iii) that certain offer letter concerning employment entered into between Virk and MACOM on or about the date hereof (documents (ii) and (iii) are collectively hereinafter referred to as the “MACOM Agreements”); or any claims that cannot be released as a matter of law. By executing this Agreement, Mindspeed and its subsidiaries on the one hand and Virk on the other agree that all other agreements by and between Virk and Mindspeed or any subsidiary of Mindspeed are terminated as of the Closing date of the Transaction. The foregoing sentence shall have no effect on and shall not apply to the MACOM Agreements, or to that certain Indemnification Agreement effective as of February 12, 2013 between Virk and Mindspeed.

4. Non-Competition.

(a) Virk, Purchaser and Mindspeed agree that Virk has Confidential Information relating to Mindspeed, Purchaser and their respective Affiliates. Virk acknowledges that such information is of extreme importance to Mindspeed, Purchaser and their respective Affiliates and will continue to be so after the consummation of the Transaction and that disclosure of the Confidential Information to others, or the unauthorized use of such information by Virk, may cause substantial loss and harm to Mindspeed, Purchaser and their respective Affiliates.

(b) Virk, Purchaser and Mindspeed further agree that the market for the Business is intensely competitive and that Mindspeed, the Purchaser and their Affiliates may engage in the Business throughout the entire world.

(c) Virk, Purchaser and Mindspeed intend and agree that this Agreement is an ancillary agreement to the Acquisition Agreement.

(d) During the period that begins on the Closing and ends on the two-year anniversary following the Closing (the “Restricted Period”), Virk shall not, anywhere in the

Business Area, directly or indirectly (including through any Affiliate of Virk), compete with Mindspeed, Purchaser or any of their Affiliates with respect to the Business or own, manage, operate, control, be employed by, provide services to, or otherwise deal with, engage or participate in, or be connected as an owner, partner, principal, sales representative, advisor, member of the board of directors of, employee of or consultant of, any Competitor.

(e) Notwithstanding the foregoing provisions of Section 4(d) and the restrictions set forth therein, Virk may own securities in any Competitor that is a publicly held corporation, but only to the extent that Virk does not own, of record or beneficially, more than one percent (1%) of the outstanding beneficial ownership of any such Competitor; provided, that Virk is otherwise in compliance with the terms hereof (including Section 5) and the terms of any confidentiality or non-disclosure agreement then in effect between Virk and Mindspeed and/or Purchaser or any of their Affiliates.

5. Non-Solicitation of Customers; Potential Acquisitions. During the Restricted Period, Virk shall not, directly or indirectly (including through any Affiliate of Virk), (a) for his own account or for the benefit of any other person or entity, solicit, accept, work on, or broker any business of the nature performed or provided by Mindspeed and/or Purchaser or any of their Affiliates from any Customer of or former Customer Mindspeed or its Affiliates and/or Customer of Purchaser or its Affiliates (including the sales of any products or services which compete with or are substitute for any products or services sold or provided by Mindspeed and/or Purchaser or their respective Affiliates); (b) for his own account or for the benefit of any other person or entity, cause or assist any other person to cause any Customer of Mindspeed and/or Purchaser or any of their Affiliates to cease doing business with Mindspeed and/or Purchaser or any of their Affiliates, or to decrease its level of business with Mindspeed, Purchaser or any of their Affiliates. “Customer” as used herein means (i) any customer or client of Mindspeed or any of its Affiliates with respect to the Business, in each case whether existing on the date hereof or at any time hereafter during the Restricted Period, and (ii) any potential customer or client of Mindspeed or any of its Affiliates with respect to the Business that is actively pursued by Mindspeed or any of its Affiliates during the Restricted Period or that Virk has or had contact with, or access to confidential information regarding, at any time prior to the date hereof or during the Restricted Period, by virtue of his association with Mindspeed or any of its Affiliates.

6. Non-Solicitation of Employees/Contractors. During the Restricted Period, Virk shall not, directly or indirectly (including through any Affiliate of Virk), solicit, encourage, induce, recruit, hire, persuade, or assist any employee, agent, supplier, independent contractor, or representative of Mindspeed or any of its Affiliates to leave or terminate their employment or relationship with Mindspeed or any of its Affiliates.

7. Injunctive Relief. The parties agree that any remedy at law for any breach of this Agreement is and will be inadequate, and in the event of a breach or threatened breach by Virk of any of the provisions of Sections 4, 5, or 6 of this Agreement, Mindspeed and Purchaser shall be entitled to enforce their rights and Virk’s obligations under this Agreement not only by an action or actions for damages, but also by an action or actions for specific performance, temporary and/or permanent injunctive relief and/or other equitable relief in a court of competent jurisdiction in order to enforce or prevent any violations or breaches (whether anticipatory, continuing or future) of this Agreement. Nothing herein contained shall be construed as prohibiting Mindspeed or Purchaser from pursuing any other remedies available to them for such breach or threatened breach, including seeking the recovery of damages and the reimbursement of related amounts paid from Virk.

8. Reasonableness and Enforceability of Covenants.

(a) The parties expressly agree that the character, duration and geographical scope of this Agreement are reasonable in light of the circumstances as they exist on the date upon which this Agreement has been executed, including Virk’s material economic interest in the Transaction.

(b) If any court of competent jurisdiction determines that any of the covenants or agreements contained herein, or any part thereof, are unenforceable because of the character, duration or geographic scope of such provision, such court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable to the maximum extent permitted by applicable law.

(c) Virk expressly agrees to be bound by the restrictive covenants and the other agreements contained in this Agreement to the maximum extent permitted by law, it being the intent and spirit of the parties that the restrictive covenants and the other agreements contained herein shall be valid and enforceable in all respects and subject to the terms and conditions of this Agreement.

(d) Virk acknowledges that (i) following the Closing, Purchaser, Mindspeed and their Affiliates will be vested with the goodwill of, and will carry on, the Business, (ii) the restrictive covenants and the other agreements contained herein constitute a material inducement to Purchaser to consummate the Transaction, and Purchaser will rely on the enforceability of the restrictive covenants contained herein in consummating the Transaction, and (iii) the Transaction is designed and intended to qualify as a sale (or other disposition) by Virk of all of Virk’s interests in Mindspeed within the meaning of section 16601 of the Business and Professions Code of California (the “BPCC”), which section provides in relevant part as follows:

Any person who sells the goodwill of a business, or any owner of a business entity selling or otherwise disposing of all of his or her ownership interest in the business entity … may agree with the buyer to refrain from carrying on a similar business within a specified geographic area in which the business so sold, or that of the business entity, division, or subsidiary has been carried on, so long as the buyer, or any person deriving title to the goodwill or ownership interest from the buyer, carries on a like business therein.

(e) Virk further represents, warrants and agrees that (i) Virk has been fully advised by, or has had the opportunity to be advised by, counsel and personal tax advisors of his choice in connection with the negotiation, preparation, execution and delivery of this Agreement and the transactions contemplated by this Agreement and the Acquisition Agreement; (ii) Virk has read section 16601 of the BPCC, understands its terms and agrees that (A) section 16601 of the BPCC applies in the context of the transactions contemplated by this Agreement and the Acquisition Agreement; (B) such transactions are within the scope and intent of section 16601;

and (C) the restrictive covenants contained in this Agreement are enforceable and excepted from section 16600 of the BPCC; and (iii) Virk is fully bound by the restrictive covenants and the other agreements contained in this Agreement. Virk acknowledges that any personal taxes arising from the payments described in Section 2 is his responsibility to pay and not that of Purchaser, Mindspeed or any of their Affiliates, and that none of those parties are providing him with legal or tax advice in connection with these matters.

9. Legitimate Business Interest. Virk expressly agrees that Purchaser, Mindspeed and their respective Affiliates have a legitimate business interest justifying the restrictions contained in Sections 4, 5, 6 and 7 hereof.

10. Severability. Without limiting Section 8(b) above, if any of the provisions of this Agreement shall contravene or be invalid under the laws of any jurisdiction where this Agreement is applicable but for such contravention or invalidity, such contravention or invalidity shall not invalidate all of the provisions of this Agreement but rather it shall be construed, insofar as the laws of that jurisdiction are concerned, as not containing the provision or provisions contravening or invalid under the laws of that jurisdiction, and the rights and obligations created hereby shall be construed and enforced accordingly.

11. Governing Law; Jurisdiction. This Agreement and any disputes or controversies arising hereunder shall be construed and enforced in accordance with and governed by the laws of California, without regard to principles of conflicts or choice of laws. Each party irrevocably consents to the non-exclusive jurisdiction of any State or Federal court located within Orange County, California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, and agrees that process may be served upon them in any manner authorized by the laws of the State of California and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process.

12. Amendments and Waivers. This Agreement may be amended or modified only by a written instrument duly executed by each party hereto. No breach of any covenant, agreement, warranty or representation shall be deemed waived unless expressly waived in writing by the party who might assert such breach. No waiver of any right hereunder shall operate as a waiver of any other right or of the same or a similar right on another occasion.

13. Entire Agreement. This Agreement, together with the Acquisition Agreement and the MACOM Agreements, contains the entire understanding of the parties relating to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings relating to the subject matter hereof, including the Mindspeed Employment Agreement.

14. Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which, when so executed and delivered, shall be an original, but all of which, when taken as a whole, shall constitute one and the same instrument.

15. Section Headings. The headings of each Section, subsection or other subdivision of this Agreement are for reference only and shall not limit or control the meaning thereof.

16. Assignment. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof nor any of the documents executed in connection herewith may be assigned or delegated by either party without the consent of the other party; provided, however, that either Purchaser or Mindspeed may assign its rights hereunder, without the consent of Virk, to any Affiliate or to any Person that acquires or succeeds to Purchaser, Mindspeed or the Business.

17. Further Assurances. From time to time, at Purchaser’s or Mindspeed’s request and without further consideration, Virk shall execute and deliver such additional documents and take all such further action as reasonably determined by Purchaser or Mindspeed to be necessary or desirable to make effective, in the most expeditious manner possible, the terms of this Agreement.

18. Notices. All notices and other communications hereunder shall be in writing and shall be deemed received (a) on the date of delivery if delivered personally and/or by messenger service, (b) on the date of confirmation of receipt of transmission by facsimile (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., California time) or (c) on the date of confirmation of receipt if delivered by a nationally recognized courier service (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., California time), to the parties at the following address or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a)	if to Purchaser or to Mindspeed, to:

M/A-COM Technology Solutions Inc.

100 Chelmsford Street

Lowell, Massachusetts 01851

Attention: Chief Financial Officer and General Counsel

Facsimile No.: (978) 656-2678

Perkins Coie LLP

1900 Sixteenth Street

Suite 1400

Denver, Colorado 80202

Attention: Jeff Beuche

Facsimile No.: (303) 291-2400

(b)	if to Virk, to:

Preetinder Virk

28791 Calle Posada Road

San Juan Capistrano, CA 92675

19. Each Party the Drafter. This Agreement and the provisions contained herein shall not be construed or interpreted for or against any party to this Agreement because such party drafted or caused such party’s legal representative to draft any of its provisions.

[Signatures Appear on Following Page.]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date set forth in the preamble of this Agreement.

PURCHASER:

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

By:
Name:
Title:

MINDSPEED:

MINDSPEED TECHNOLOGIES, INC.

By:
Name:
Title:

VIRK:

Preetinder Virk